Filed by Revolution Acceleration Acquisition Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Berkshire Grey, Inc.

Commission File No.: 001-39768

The following is a presentation for use by Revolution Acceleration Acquisition Corp and Berkshire Grey, Inc. at an investor day on July 13, 2021 in connection with their proposed business combination.

BERKSHIRE GREY Investor Day July 2021

This presentation (“Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to a potential business combination (the “Business Combination”) between Revolution Acceleration Acquisition Corp (“Revolution”), a special purpose acquisition company, and Berkshire Grey, Inc . (“Berkshire Grey” or the “Company”) . The information contained herein does not purport to be all inclusive and none of Revolution, the Company or Credit Suisse Securities (USA) LLC nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . This Presentation does not contain all the information that should be considered concerning the potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and must make your own decisions and perform your own independent investment and analysis of investment in Revolution and the transactions contemplated in this Presentation, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision . The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, Credit Suisse Securities (USA) LLC or any of its respective affiliates or control persons, officers, directors and employees) in making its investment or decision to invest in the Company . None of Revolution, the Company or Credit Suisse Securities (USA) LLC, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in shares of any special purpose acquisition company or the Company . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization . Any data on past performance or modeling contained herein is not an indication as to future performance . Revolution and the Company assume no obligation to update the information in this Presentation . Further, the historical financial data included in this Presentation were audited by the Company in accordance with private company AICPA standards . Accordingly, such information and data may not be included, may be adjusted, or may be presented differently, in any proxy statement/prospectus filed with the SEC . Forward Looking Statements Certain statements in this Presentation may be considered forward looking statements within the meaning of the federal securities laws . Forward looking statements generally relate to future events or future financial or operating performance of the Company or Revolution in the potential Business Combination . Forward - looking statements include, but are not limited to, statements regarding : (i) the growth of the Company’s business and its growth strategy, including the potential size of the total addressable market and the Company’s growth of and conversion of orders from its pipeline, and expected penetration ; (ii) the Company’s expected results, including with respect to revenue, earnings and margins ; (iii) the Company’s entry into new markets, consummation of acquisitions and direct contracting opportunities trends and developments in the robotics and artificial intelligence industries, (iv) the Company’s visibility into its future financial performance, including cash flows, and successful completion and use of proceeds from the any investment and the Business Combination . In some cases, you can identify forward looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “assume”, “continued”, “goal”, “plan”, “potential”, “projected”, “target” or the negatives of these terms or variations of them or similar terminology . Such forward looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Such risks and uncertainties involving the Company include, but are not limited to : (a) current and future conditions in the global economy, including as a result of the impact of the COVID - 19 pandemic ; (b) the loss of any one of our primary customers, or the termination of our existing contracts by a customer ; (c) the inability to penetrate new markets and generate revenues from the potential pipeline ; (c) demand for our products that does not grow as expected ; (d) our dependence on a limited number of third - party contract manufacturers ; (e) our failure to manage any growth in the Company or its business ; (f) increased competition ; and (g) other risks associated with companies, such as the Company, that are engaged in the intelligent automation industry . Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved . You should not place undue reliance on forward looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein . The Company does not undertake any duty to update these forward - looking statements . You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Revolution’s Registration Statement on Form S - 4 , filed by Revolution with the Securities and Exchange Commission (the “SEC”) (File No . 333 - 254539 ) (as amended, the “Registration Statement”), relating to the Business Combination, which was declared effective by the SEC on June 24 , 2021 , and any amendments or supplements thereof when they become available and other documents filed by Revolution from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Forward - looking statements speak only as of the date they are made . Readers are cautioned not to put undue reliance on forward - looking statements, and Revolution and the Company assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise . Neither Revolution nor the Company gives any assurance that either Revolution or the Company will achieve its expectations . This Presentation contains certain financial projections, forecasts, estimates and targets of the Company . Such financial projections, forecasts, estimates and targets constitute forward - looking information, and are for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such financial projections, forecasts, estimates and targets are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties . See “Forward - Looking Statements” above . While all financial projections, forecasts, estimates and targets are necessarily speculative, Revolution and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, forecast, estimate or target extends from the date of preparation . Actual results may differ materially from the results contemplated by the financial projections, forecasts, estimates and targets contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved . Use of Non - GAAP Financial Metrics . This Presentation includes certain non - GAAP financial measures (including on a forward - looking basis) such as Adjusted EBITDA and Adjusted EBITDA Margin . These non - GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP . Reconciliations of non - GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this Presentation . The Company believes that these non - GAAP measures of financial results (including on a forward - looking basis) provide useful supplemental information to investors about the Company . the Company’s management uses forward - looking non - GAAP measures to evaluate the Company’s projected financials and operating performance . However, there are a number of limitations related to the use of these non - GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in the Company’s financial measures . In addition, other companies may calculate non - GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, the Company’s non - GAAP measures may not be directly comparable to similarly titled measures of other companies . Additionally, to the extent that forward - looking non - GAAP financial measures are provided, they are presented on a non - GAAP basis without reconciliations of such forward - looking non - GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations . Trademarks Revolution and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses . This Presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Revolution or the Company, or an endorsement or sponsorship by or of Revolution or the Company . Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Revolution or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights . Additional Information and Where to Find it The Registration Statement includes a proxy statement/prospectus (the “Proxy Statement/Prospectus”) that was distributed to holders of Revolution’s common stock in connection with Revolution’s solicitation of proxies for the vote by Revolution’s stockholders with respect to the Business Combination . Revolution has mailed the Proxy Statement/Prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the Registration Statement . Revolution may also file other documents with the SEC regarding the proposed transaction . BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . The documents filed by Revolution with the SEC, including the Proxy Statement/Prospectus, may be obtained free of charge at the SEC’s website at www . sec . gov . In addition, the documents filed by Revolution may be obtained free of charge upon written request to Revolution at 1717 Rhode Island Ave NW, Suite 1000 , Washington, DC 20036 , Attn : Investor Relations . Participants in the Solicitation Revolution and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Revolution in connection with the proposed transaction under the rules of the SEC . Revolution’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Revolution in the Registration Statement as well as its other filings with the SEC . Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Revolution’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus . You may obtain free copies of these documents at the SEC’s website at www . sec . gov . Copies of documents filed with the SEC by Revolution will also be available free of charge from Revolution using the contact information above . No Offer o r Solicitation This Presentation is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Revolution, the Company or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. 2

We Help Retail, E - Commerce, Grocery, and Package Handling Companies Transform To Compete, Grow, and Win Disruption $280+ Billion TAM Note: See page 15 for derivation of TAM. 3

Source: 2019 MHI Annual Industry Report. Today, Warehouse Operations Are Largely Manual The Top 3 Industry Challenges Are: Labor Availability, Increasing Customer Demands, Increasing Competitive Intensity Operations Need To Scale And Grow 4

Berkshire Grey Transforms Warehouse Operations Fluid Flow Of Incoming Materials And Outgoing Orders Flexible, Adaptive, On - demand, Fast Comprehensive and Coordinated AI - enabled Robotics Across The Supply Chain 5

What We Do @ Berkshire Grey Is Intelligent Enterprise Robotics (IER) These are elements we believe are important to create solutions that create value today and build the bridge to the highly automated operation of the future. • AI - enabled picking • AI - enabled mobility • Amplification robotics • System orchestration to meet performance objectives • Cloud - based monitoring and analytics • Full portfolio of capabilities and professional services: manufacturing, installation, commissioning, maintenance, software updates, operation 6

Revolution’s World - Class Capabilities Revolution Overview Business builders with experience navigating public and private markets 1 A valuable network of relationships with decision makers in corporate America 2 Significant public policy expertise 3 Top - tier reputation and accomplished management team 4 Strong track record of successful de - SPAC transactions (1) 5 Revolution’s team is comprised of accomplished entrepreneurs with ample experience scaling and operating public companies Revolution Team Steve Case Founder and Director John Delaney Founder, CEO and Chairman P A R T N E R S (1) 7 Successful de - SPAC transactions involving Revolution Growth and Rise of the Rest Seed Fund include DraftKings, AppHarvest and Talkspace.

Revolution’s Investment Thesis 1 Category creator – a leading robotics company that fully integrates software, AI, hardware and solutions 2 Leading technology in terms of both its component parts, and more importantly, its unique integrated solutions Large market opportunity benefiting from digital economy acceleration due to COVID and increased computing power 3 Strong projected growth story for the next five years and beyond backed by current $1.7bn+ pipeline from blue - chip anchor customers and new customers 4 Attractive business model; asset light with significant potential recurring and re - occurring revenue streams with Robotics - as - a - Service (RaaS) 5 Amazon and competition are driving all e - commerce companies to innovate 6 Accomplished leadership, Board of Directors, advisors and early investors, and strong existing customers position Berkshire Grey well for future outsized growth 7 Revolution has identified Berkshire Grey as a unique and compelling opportunity to invest in and partner with Berkshire Grey is a pure play robotics company offering software - enabled, full spectrum automation solutions, poised to become an industry leader due to its differentiated technology and strong traction with blue - chip customers 8

Transaction Highlights 9 Tra n saction Structu r e (1) ▪ Business combination of Berkshire Grey with Revolution (Nasdaq: RAAC) ▪ Revolution is a publicly listed special purpose acquisition company with $288 million cash held in trust ▪ PIPE size of $165 million Valuation ▪ $2.2 billion pro forma enterprise value ▪ Attractively valued entry multiple for high growth business Expected Capital Structu r e Ownership ▪ $507 million cash on balance sheet, no debt (1) ▪ Fully funded to cash flow profitability in 2024 ▪ Existing Berkshire Grey shareholders will be rolling 100% of their equity ▪ Implied ownership of Berkshire Grey shareholders of 82% Berkshire Grey ▪ Pure play robotics company offering software - enabled, full spectrum solutions that change the automation paradigm across markets ▪ Helping customers succeed in the warehouse automation and fulfillment market through intelligent and connected automation See page 46 for detailed transaction overview (1) Assuming no redemptions.

Transforming Commerce

Berkshire Grey Presenters and Snapshot ▪ 30 years robotics and technology executive with technology, commercial and leadership expertise ▪ Former Chief Technology Officer at iRobot ▪ 30 years career focused on delivering disruptive and impactful technologies to customers and scaling high - growth companies globally ▪ Former Chief Commercial Officer at Intelex ▪ 28 years of senior finance, capital markets and leadership experience ▪ Former Chief Financial Officer at NEC Energy Solutions Tom Wagner, PhD Founder & CEO Steve Johnson COO Mark Fidler CFO Company Overview ▪ Founded in 2013 ▪ In stealth mode until 2018 ▪ Top - tier investors: ▪ Asset - light business model with no own manufacturing ▪ Industry disruptor enabling customers to transform their supply chains through warehouse and logistics automation ▪ Intellectual property protected by 300+ patent filings ▪ As of June 30, 2021: $148m orders to date, $95m backlog Solutions Overview Artificial intelligence at the core of the solution Powerful cloud - enabled software platform… …delivered through proprietary technology… Automated robotic picking Intelligent mobility …for multiple application areas + = E - commerce order fulfillment Smart store repl eni s hment Dynamic parcel sortation 11

Commerce Has Changed These Changes Have Created A Battle For Retail Consumer Expectations Have Changed ▪ Today, we want a large SKU selection ▪ We have a low tolerance for substitutions ▪ We price shop mercilessly ▪ We think shipping is free ▪ We want our goods today, tomorrow is ok ▪ Amazon setting the pace ▪ Continued and increasing shift to e - commerce ▪ Brick - and - mortar retail leveraging both warehouses and stores to fulfill any order from anywhere at any time 12

Today’s Operations Are Highly Manual Difficult to meet changing consumer demands Competition is pronoun c e d and increasing Supply Chain Operations Must Change Also Berkshire Grey Can Change The Automation Paradigm Across Markets At Berkshire Grey, We Automate These Operations With AI - Enabled Robotics 13 Labor availability and costs challenge growth A Flexible, Adaptive, On - Demand Flow Of Goods From Retailers To Consumers

Increase operational efficiencies Reduce labor dependence Increase speed, reliability and accuracy Maximize flexibility and scalability Enhance supply chain holistically Automate material handling and fulfillment Augment or substitute labor - intense processes Intelligent robotics Modular automation technologies Integrated software architecture Allows for increased production utilization and ~2 - 3 year ROI 70% reduction in labor spend through robotic picking and intelligent mobility Throughput of 1 BG solution equal to that of 8 manual pickers and 100s of case handlers, and at maximum reliability and accuracy Flexible installation with minimal downtime and hassle - free expansion Modular and integrated software / AI platform on the cloud Customer Objectives Automation Approach 14 Berkshire Grey Value Proposition Berkshire Grey Solutions Enable Competitive Operational Efficiencies

15 Source: McKinsey, Improving warehouse operations – digitally, 02/06/20; F. Curtis Barry & Company, Managing Your Warehouse Labor to Reduce Overall Expenses; Mordor Intelligence, Automated Material Handling (AMH) Market - Growth, Trends, COVID - 19 Impact, and Forecasts (2021 - 2026), 2020; LogisticsIQ, Warehouse Automation: Rise of Warehouse Robotics, 2019. DHL, Robotics in Logistics, March 2016. (1) Based on labor consuming ~65% of warehousing spend (F. Curtis Barry & Company) and total annual warehouse spend of $350bn (McKinsey, 02/06/20). $280+ billion TAM $230+ billion Total annual warehouse labor spend (1) + $56 billion Automated material handling equipment market Expected to grow at 13% per year Emerging and rapidly growing e - commerce, retail and logistics industries Increasing need to automate picking – 90%+ currently done manually Key Tailwinds Only 5% of warehouses are currently automated Need for operational and process improvements Rapidly accelerating adoption of automation Emergence of new technologies and advancements in robotics and AI $280+ Billion TAM And Growth Driven By Multi - Faceted Tailwinds

Experienced Management Team, Board & Advisors 16 Management Team Vinod Khosla Founder of Khosla Ventures Nadia Shouraboura, PhD Former VP of Global Supply Chain and Fulfillment at Amazon Rich Boyle General Partner at Canaan Partners Sven Strohband, PhD CTO at Khosla Ventures Tom Wagner, PhD CEO Peter Barris Chairman and Partner at NEA Kenichi “Kent” Yoshida CBO at SoftBank Robotics Board of Directors and Advisors (2) Tom Wagner, PhD CEO 30 Mark Fidler CFO 28 Steve Johnson COO 30 Matt Mason, PhD Chief Scientist 40 Berkshire Grey Team Years of experience Commercial Team ▪ Over 50 new hires since beginning of 2020, including seven GMs – commercial build - out will remain a focus for use of proceeds ▪ Each GM specializes in a focus vertical or anchor customer; GMs have ~32 years of experience on average ▪ Widespread and global commercial experience Engineering Team ▪ Over 1,000 years of combined robotics experience ▪ 75% of all employees have technical degrees; 30 PhDs ▪ Technical experience across a wide array of centers of excellence and blue - chip firms Experienc e John Delaney (1) Revolution Founder, CEO and Chairman (1) (2) To join board of directors upon closing of the transaction. As of December 31, 2020.

Commercial ▪ Expanded organization; hired seven general managers ▪ Significant traction with existing anchor customers and active new customer funnel ▪ Launched RaaS offering ▪ Expanded into Europe ▪ Visibility into future revenue from backlog Techn o log y ▪ Launched robotic induction ▪ Launched next - gen robotic store replenishment ▪ Standardized offering for new customers Key Milestones Significant Commercial Validation And Momentum In 2020 $1.7+ billion Pipeline Visibili t y (1) <$0.1 billion Pipeline As of start of 2020 Pipeline accelerated through scaling of commercial organization validates opportunity 17 Commercial Technology (1) As of 02/01/2021.

3PL ▪ Third party logistics enables retailers and manufacturers large and small to outsource ▪ Speed and accuracy is essential for successful parcel sortation ▪ Online grocery delivery is growing and is here to stay Retail ▪ Consumer expectations require agile inventory management Five Focus Verticals EMEA EMEA spans each vertical with a dedicated General Manager Grocery Parcels E - Commerce ▪ Rapid expansion of e - commerce relative to total retail Cu r rent Anchor Customers E - Commerce spans each vertical and is driving rapid growth globally E - Commerce ▪ Global and domestic 3PL providers ▪ Global 3PL market expected to reach $1.7trn by 2025 ▪ Shipping firms across the global supply chain ▪ Global small package volume could have reached ~130bn in 2020 and could surge to over 300bn by 2026 ▪ Chain grocers using manual labor ▪ The global online market was $200bn in 2020 ; expected to grow at ~16% through 2027 ▪ Big - box to smaller chain brands ▪ Global retail sales were ~$23trn (1) in 2020 and growing rapidly ▪ Direct - to - consumer channels ▪ 2020 retail e - commerce sales were ~$4trn globally, up over 16.5% YoY Five Focus Verticals To Capture Potential Multi - billion Dollar Opportunity 18 APAC APAC spans each vertical and is a potential focus area moving forward Source: Statista, 09/10/20; Business Insider, Global ecommerce market report: ecommerce sales trends and growth statistics for 2021, 12/30/20; Online Grocery - Global Market Trajectory & Analytics, 09/07/20; Pitney Bowes, Parcel Shipping Index, 10/12/20; Mordor Intelligence, Global Third - party Logistics (3PL) Market - Growth, Trends, COVID - 19 Impact, and Forecasts (2021 - 2026), 2020. (1) Includes grocery sales.

Anchor Customer Overview 19 Source: Company management, public filings and company guidance. (1) Includes US supercenters as of FY2021 (2) Includes stores as of FY2021 (3) As of February 1, 2021. Immediate commercial opportunity High - level executive access Significant penet r ation potential Targeted commercial strategy across verticals Conversion of large opportunity into revenue ▪ Significant penetration potential, with $1.3bn+ 5 - year pipeline (3) ▪ Multiple upside opportunities exist in the long - run ▪ Aggregate revenue represents only a small percentage of current anchor customer CapEx ▪ Mix shift to recurring and re - occurring revenue as Berkshire Grey scales ▪ Significant opportunity to monetize large and growing installed base Penetration and cross - sell within same customer Desire to roll - out automation globally $ 1 4bn CapEx 3,979 Dis t ribu t ion centers (1) $ 4 bn CapEx 1,910 Dis t ribu t ion centers (2) $ 7 bn CapEx 605 Dis t ribu t ion centers $ 1 bn CapEx 29 Dis t ribu t ion centers

Substantial Commercial Momentum Continuing 20 ▪ Enormous TAM and low automation penetration enables rapid revenue growth ▪ Land and expand: Anchor customers expected to broadly roll - out Berkshire Grey’s technology ▪ Scalability – follow - on opportunities move more quickly through the sales cycle ▪ Orders - to - date and follow - on orders from anchor customers validates technology ▪ Significant backlog supports revenue forecast ▪ ~94% of 2021 forecasted revenues under contract $114m → $148m Total Orders to Date (1) $70m → $95m Total Backlog (1) (1) From December 31, 2020 to June 30, 2021. $280bn TAM Today Commercial Growth Underway

Technology Platform

Foundation For Autonomous Warehouses: Picking, Mobility, Orchestration Each Has Many Advanced AI and Differentiated Hardware Elements 22

Differentiated technology across software and hardware protected by 300+ patent filings Solution Leadership Through AI Combined With Differentiated Hardware Competitive advantage comes from powerful intelligent algorithms (AI) and software… …physically realized through differentiated hardware… Computer vision and scene un d er standing Grasp planning Motion planning Machine learning Holistic sensing, haptics and inference Systems of systems orche strat ion Automated robotic picking Intelligent robotic mobility Sophisticated robotic perce p ti o n …combined to create customer solutions 15 major product models Solving customer needs from picking - and - packing in e - commerce to same day grocery to store replenishment 23

RPS (Robotic Product Sortation) Combines Picking And Sortation 24

MRF (Mobile Robotic Fulfillment) Combines Mobility, Movement Of Goods & Orders, & Robotic Picking 25

MRF (Mobile Robotic Fulfillment) Enhanced Mobile Platform 26

RPSi (Robotic Product Sortation & Identification) Combines Singulation, Scanning, & Sortation 27

Multiple RPS Modules With Orchestration 28

Partnership With SoftBank “ ..fully automated 3PL fulfillment service for eCommerce” 29 “SoftBank Robotics and SoftBank Logistics have worked closely with the Berkshire Grey team to create a first - in - world, fully automated 3PL fulfillment service for eCommerce” (1) T umihide Tomizawa President and CEO SoftBank Robotics and SB Logistics (1) According to Softbank Robotics and SB Logistics President and CEO; see press release dated April 20, 2021.

30 Integrated AI - Driven Learning Intelligence Collaborative Orchestration Automated Picking Each - And Case - Picking Gentle Placement Into Containers Intelligent Mobility Efficient Routing Multi - Channel Workflow Sortation Aisle - Friendly Sequencing Item Identification Perception Attribute Capture Brownfield Integration Flexibility Scalable Deployment, Adaptable Sector Evolution Transformation Across Warehouse Supply Chain Note: WMS stands for Warehouse Management Software. EOAT stands for end of arm tooling. Picking (EOAT, AI) Mobile Robotic s (1) AS/RS (2) Sortation Sensing Software (WMS) x x x    x x  x    x x x      x       x  x x x   x  x     x  x     x x  x x x  x     x  x x x   x x x x x   x x Evolving Maturing Maturing Maturing Mature Mature Mature x       Berkshire Grey’s Unique, Holistic And Integrated Offering (1) (2) Includes automated guided vehicles and autonomous mobile robots. Automated storage and retrieval includes cubic, shuttle, mini load, carousel / vertical life module.

Financial Overview

$35 $59 $119 $248 $495 2020E 2021E 2022E 2023E 2024E 2025E ▪ Significant penetration opportunity over many years ▪ Multiple follow - on opportunities as well as extensions and upgrades ▪ $1.3bn+ pipeline through 2025 (2) Anchor Customers ▪ Accelerated pipeline momentum driven by ramp - up of commercial organization ▪ 119 potential customers identified – pipeline of 163 projects with total value of $ 0 . 4 bn (2) New Customers ▪ Growth in RaaS and emergence as key part of Berkshire Grey’s recurring revenue streams Robotics - as - a - Service ▪ Value - add services, remote management and monitoring as well as maintenance services revenue expected to grow with installed base and increasing services scope Services Projected Revenue by Strategic Platform Source: Com pan y managemen t . (1) As of June 30, 2021. (2) As of February 1, 2021. ($ in millions) 2020A 69% 102% 109% 99% 88% $927 % Projected YoY growth Revenue Expected To Grow To $927 Million By 2025 Strong Commercial Momentum With $95 Million Backlog (1) 32

2021 E 2022 E 2023 E 2024 E 2025 E Source: Com pan y managemen t . (1) Excludes stock - based compensation and depreciation and amortization. (2) Includes direct and indirect costs of goods sold (including operations). Projected Gross Profit (2) (% margin) Projected Adjusted EBITDA (1) (% margin) 2021 E 2022 E 2023 E 2024 E 2025 E ▪ Berkshire Grey’s business is asset - light with manufacturing completed through contract manufacturers ▪ Expected to enable Berkshire Grey to achieve significant operating leverage as revenue scales ▪ Significant operations overhead leverage expected to be attained by increased volume ▪ Well - defined initiatives in place – Supply chain efforts include volume pricing from contract manufacturers and commodity cost reduction initiatives – Engineering programs specifically focused on reducing component costs through redesign efforts Defined pathway to 50%+ gross margin and 25%+ Adj. EBITDA (1) margin Operating Leverage And Scale Drive Projected Adjusted EBITDA (1) Growth 48% 25% 33

Significant potential upside opportunities ahead based on well - defined strategic initiatives Recurring & Re - occurring Revenue Accelerate Sales Geogr aphic Expansion Inorga n ic Adjacencies ▪ Accelerate Robotics - as - a - Service business build - out ▪ Increase software and services scope, leverage installed base and upgrades / extensions – expand re - occurring revenue scheme ▪ Leverage commercial momentum and build out commercial team faster ▪ Accelerated expansion into European and Asian markets ▪ Strategic partnerships ▪ Pursue strategic acquisitions to broaden offerings even further ▪ Expand product portfolio ▪ Tap new market verticals Potential Upside Opportunities Not In Current Plan 34

Closing Remarks Transforming warehouse operations; $280+ billion TAM AI - enabled technology which is best in class Category creator – complete foundation for automated operations: picking, mobile, orchestration $1.7+ billion pipeline, accelerating commercial momentum Right time for Berkshire Grey, entering a period of transformative growth 35

Thank You